[Autodesk, Inc. Letterhead]

May 29, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mark Shannon
Craig Wilson

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed March 20, 2009
File No. 000-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 30, 2009, received on May 4, 2009, relating to Autodesk’s Form 10-K for the fiscal year ended January 31, 2009 (File No. 000-14338) originally filed with the Commission on March 20, 2009 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 31

1.	We note your statement that you may record additional goodwill impairment charges should your revenue and cash flow projections decline significantly in the future. In light of this uncertainty, please tell us what consideration you gave to providing quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350.

Securities and Exchange Commission

May 29, 2009

We respectfully advise the Staff that we have considered providing quantitative and qualitative disclosure of the sensitivity of our goodwill valuation to changes in our methodologies or assumptions, as discussed in Section V of SEC Release 33-8350, and we believe that the Form 10-K presented the key information necessary to understand the sensitivity of our goodwill valuation. Specifically, the Form 10-K states that when assessing goodwill for impairment, we used discounted cash flow models “which include assumptions regarding projected cash flows” (page 31), and corroborate those models with “the estimated consideration which Autodesk would receive if there were to be a sale” (page 60). The Form 10-K also states that “variances in these assumptions could have a significant impact on our conclusion as to whether goodwill is impaired, or the amount of any impairment charge” and that “impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values” (pages 31 and 60). The Form 10-K also disclosed that the recent decreases in our cash flow projections did result in a change in the valuation of goodwill and an impairment of $128 million (pages 31 and 60).

We have considered whether to provide quantitative information about the sensitivity of our goodwill valuation to changes in our methodologies or assumptions and have determined that, given the number of variables and assumptions underlying such a prospective analysis, such quantitative information is not reasonably available and will not provide relevant information to investors.

Given the Staff’s comment above, we advise the Staff that, in our future public filings we will include additional qualitative information in the goodwill disclosure within the Critical Accounting Policies and Estimates section that further clarifies the sensitivity of our goodwill valuation to our assumptions and estimates when making statements in our financial results that we may record additional goodwill impairment charges. For example, in response to the Staff’s comment, disclosure in future filings would read similar to the following paragraphs:

Goodwill. Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. We assign goodwill to the reportable segment associated with each business combination, and we test goodwill for impairment annually in the fourth quarter or more often if and when circumstances indicate potential impairment. When assessing goodwill for impairment, we use discounted cash flow models which include assumptions regarding projected cash flows (“Income Approach”) and corroborate it with the estimated consideration which we would receive if there were to be a sale of the reporting segment (“Market Approach”). Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. Variances in the assumptions described above could have a significant impact on our conclusion as to whether goodwill is impaired, or the amount of any impairment charge. The value of our goodwill could also be impacted by future adverse changes such as: (i) declines in our actual operating results, (ii) a sustained decline in our market capitalization, (iii) further significant slowdown in the worldwide economy or the industries we serve, or

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May 29, 2009

(iv) changes in our business strategy or our internal operating results forecasts. Although we believe the assumptions, judgments and estimates we have made in the past have been reasonable and appropriate, different assumptions, judgments and estimates could materially affect our reported financial results.

Liquidity and Capital Resources, page 45

2.	You indicate you drew on your U.S. line of credit during fiscal 2009 due to temporary differences between cash needs and cash availability in the U.S., and you indicate on page 35 that you expect cash flow from operating activities to be negative in the first quarter of fiscal 2010. In light of these statements, please tell us what consideration you gave to the disclosure requirements of FRC 501.03(a).

Financial Reporting Codification Section 501.03(a) (“FRC 501.03(a)”) states, in part: “Where a material deficiency in short or long-term liquidity has been identified, the registrant should disclose the deficiency, as well as disclose either its proposed remedy, that it has not decided on a remedy, or that it is currently unable to address the deficiency.”

We respectfully advise the Staff that we do not believe we have identified a material deficiency in short or long-term liquidity. Therefore we do not believe the disclosure requirements of FRC 501.03(a) identified above are applicable.

The Form 10-K disclosures relating to the use of the U.S. line of credit during fiscal 2009 were only to inform the reader as to why the line had been drawn on during the fiscal year. Of note, and as disclosed on page 45 of the Form 10-K, borrowings of only $50 million were outstanding against a $250 million line at January 31, 2009. The disclosures made about our expectation that cash flow from operating activities would be negative in the first quarter of fiscal 2010 were to inform the reader of an expected change in trends. These disclosures were not referring to a deficiency in short-term or long-term liquidity.

From a review of our balance sheet as of January 31, 2009 (page 52), the reader can see we had cash and other liquid assets which exceeded current liabilities, exclusive of deferred revenue as it does not represent an obligation we have to use cash to settle, by nearly $1 billion. As of January 31, 2009, cash, cash equivalents and short-term marketable securities totaled $981.1 million, and including accounts receivable of $316.5 million represents $1.3 billion of liquid assets. Total current liabilities were only $361.3 million excluding deferred revenue.

Given the Staff’s comment above, we advise the Staff that, in the liquidity section of our future public filings we will clarify that we believe that we have adequate liquidity for the foreseeable future, such as the following paragraph:

Our existing cash, cash equivalents and investment balances may decline in fiscal 2009 in the event of a further weakening of the economy or changes in our planned cash outlay. Cash from operations could also be affected by various risks and uncertainties, including,

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May 29, 2009

but not limited to the risks detailed in Part II, Item 1A titled “Risk Factors.” However, based on our current business plan and revenue prospects, we believe that our existing balances, our anticipated cash flows from operations and our available credit facility will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next twelve months. Our existing U.S. credit facility is currently $250 million of which we have borrowed $50 million. The credit facility is available for working capital and other business needs.

Item 8.	Financial Statements and Supplementary Data

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 63

3.	We note you indicated on your earnings conference call held on November 20, 2009 that you had recently launched a program with Key Equipment Finance to offer customers financing consisting of deferred payment plus zero percent interest. Please tell us how you considered TPAs 5100.58 and .62 through .64 with respect to this program.

We respectfully advise the Staff that we have considered the provisions of the AICPA’s Technical Practice Aids (TPAs) for SOP 97-2 in evaluating our accounting for sales arrangements involving third-party financing entities such as Key Equipment Finance, among others. The financing arrangements referenced on our November 20, 2008 conference call involve third-party financing entities and are only available to end-user customers of the Company. In these arrangements the Company, either directly or through one of its distributors or resellers, licenses and ships the Company’s software to the end-user customer under standard terms and conditions, including standard payment terms with the purchaser. The end-user customer, not the Company, establishes a financing arrangement directly with the third-party financing entity.

We believe that we account for revenue resulting from sales under these third-party financing arrangements in a manner consistent with the provisions of the AICPA’s TPAs for SOP 97-2. The Staff has specifically requested that we document our consideration of TPAs 5100.58 and 5100.62 through .64:

•

TPA 5100.58 indicates that fees are not fixed and determinable when extended payment terms exist even when the extended payment term arrangement is irrevocably transferred to a third party without recourse to the vendor.

•	TPA 5100.62 addresses vendor participation in customer financing arrangements, and lists specific indicators of incremental risk that lead to a presumption that fees are not fixed and determinable.

•	TPA 5100.63 outlines the requirements to overcome a presumption that fees are not fixed and determinable should any of the indicators outlined in TPA 5100.62 exist.

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May 29, 2009

•

TPA 5100.64 further addresses vendor participation in customer financing arrangements, and lists specific indicators that do not lead to incremental risk or a presumption that fee are not fixed and determinable.

We have also reviewed the criteria outlined in TPA 5100.62 and TPA 5100.64 with regard to our involvement in arrangements between our end-user customers and third-party financing entities.

Our involvement in such arrangements is limited to referral of our end-user customers to the financing entities, assistance with the submission of qualifying data as permitted by TPA 5100.64 and the payment to the third-party financing entity of an amount representing all or a portion of the interest on the outstanding amounts owed by our end-user customers to that third-party financing entity. The amount of interest that we pay to a third-party financing entity under these arrangements is recorded as a reduction of the revenue otherwise attributable to such sale. We do not guarantee, certify or otherwise attest in any manner to the financing entity that our end-user customers meet the financing entities’ qualification criteria nor do we act as a guarantor or have any commitments related to the terms of the loan between our end-user customers and such financing entity or to the principal balance owed by our end-user customers to such financing entity.

We do not believe that any of the indicators of incremental risk outlined in TPA 5100.62 are present in our involvement in arrangements between our end-user customers and third-party financing entities (and, thus, the provisions of TPA 5100.63 do not apply).

•	Autodesk does not indemnify the financing entity above and beyond standard indemnifications explicitly included in the arrangement with the end user.

•	Autodesk does not make any representations to the financing entity related to end-user customer acceptance.

•

Autodesk is not obligated to take any action involving more than insignificant incremental cost against the end-user customer on behalf of the financing party, in the event of any default by the end-user customer.

•	Autodesk is not prohibited or limited from entering into another software arrangement with the end-user customer if the end-user customer defaults.

•	Autodesk does not guarantee, certify or otherwise attest in any manner that an end-user customer meets the financing entity’s qualification criteria.

•	Autodesk has not previously provided concessions to such financing entities.

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May 29, 2009

•	Autodesk does not guarantee the end-user customer’s indebtedness to the financing entity.

Accordingly, we believe that our fees are fixed and determinable, and that revenue for such fees is appropriately recognized as outlined above.

4.	Page 31 of your Form 10-K for the fiscal year ended January 31, 2008 indicated that reserves for partner incentive programs reduced both license revenues and maintenance revenues when earned. Please tell us what consideration you gave to addressing partner incentive programs in your revenue recognition policy in your current 10-K. As part of your response, tell us how you considered including your reserves for partner incentive programs in your schedule of valuation and qualifying accounts.

In response to the Staff’s comment, we respectfully advise the Staff of the following. Our partner incentive programs represent a rebate for our sales channel partners. Credits are accrued over the course of each fiscal quarter based on the volume of sales channel partner purchases of our products, including maintenance. The credits are issued to our sales channel partners shortly after each quarter end.

The accounting for partner incentive credits is a routine process which does not require significant judgment in the accounting treatment or in the estimates of the credits earned. Accordingly, we did not believe such accounting was a material item to be included in our disclosure of significant revenue recognition policies in the Form 10-K for the fiscal year ended January 31, 2009, nor in the schedule of valuation and qualifying accounts.

Item 15.	Exhibits and Financial Statement Schedules

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm

5.	We note your consent does not appear to reference an audit opinion date. Please amend your filing to include a consent that presents the appropriate report date.

The Company respectfully advises the Staff that it believes Exhibit 23.1 to the Form 10-K meets the requirements of Item 601(b)(23)(ii) of Regulation S-K as required by Item 15(a)(3) of Part IV of Form 10-K. As such, the Company does not believe it is necessary to amend the Form 10-K to file a consent which references the audit opinion date.

Item 601(b)(23)(ii) of Regulation S-K provides, “Where the filing of a written consent is required with respect to material incorporated by reference in a previously filed registration statement under the Securities Act, such consent may be filed as an exhibit to the material incorporated by reference. Such consents shall be dated and manually signed.” Exhibit 23.1 of the Form 10-K, as filed with the Commission, is “dated and manually signed.” The date requirement of Item 601(b)(23)(ii) clearly refers to the date of the consent, not the date of any reports referred to within the consent.

Securities and Exchange Commission

May 29, 2009

The Company also believes that Exhibit 23.1 of the Form 10-K, as filed, is clear in referring to the filed reports of the Company’s independent registered public accounting firm dated March 20, 2009. Exhibit 23.1 states that it incorporates the reports “included in this Annual Report (Form 10-K) for the year ended January 31, 2009.” The reports of the Company’s independent registered public accounting firm with respect to the consolidated financial statements and schedule of the Company and the effectiveness of internal control over financial reporting of the Company are referred to in the consent and included in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009 on pages 93 and 94 thereto.

Furthermore, the Company believes it to be immaterial that the consent contains an incomplete bracket – a typographical error – where the date of the reports referenced in the consent should be. The Company believes, in this case, that the specific date of the audit reports is not material to an investor, as the context of the consent clearly refers the reader to the reports on pages 93 and 94 of the Annual Report on Form 10-K, which are properly dated. It is worth noting that the manually signed consent provided by the Company’s independent registered public accounting firm to the Company contained the proper date of the reports. The Company does not believe it necessary to amend their Annual Report on Form 10-K to correct an immaterial typographical error.

*  *  *  *  *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 29, 2009

Please direct your questions or comments to me at (415) 507-5000. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126. Thank you for your assistance.

Autodesk, Inc.

/s/ Mark J. Hawkins
Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati
Sam Lazarakis, Ernst & Young LLP